Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com





07021132

February 6, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc



SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

PROCESSED

FEB 2 0 2007

THOMSON
FINANCIAL



Man Group plc
6 February 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 February 2007, the Net Asset Value of Man AHL Diversified Futures Ltd
was US$29.75.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-2.84%
Last 12 months	+8.5%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception for its representative AHL funds for comparative
purposes, calculated using the last weekly valuation for each month. These will be updated each time the
AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com

